Rule 12g3-2(b) File No. 82-34680

June 22, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. Amy O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 22, 2004 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Satoshi Obayashi

Satoshi Obayashi
Manager
Corporate Legal & General Affairs Department

dw 6/28

Enclosure

The following is an unofficial English translation of the Notice of Resolutions at the 136th Ordinary General Meeting of Shareholders of Sumitomo Corporation held on June 22, 2004. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

June 22, 2004

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 136th Ordinary General Meeting of Shareholders held today presentation was made and resolutions were adopted as set forth below.

With highest regards.

PRESENTATION AND RESOLUTIONS

Presentation of Reports: Business Report, Balance Sheets, and Statements of Income for the 136th Fiscal Year (April 1, 2003 through March 31, 2004)

The contents of the above financial statements were presented in accordance with "Reports for the 136th Fiscal Year" enclosed with this notice, sent to shareholders not having voting rights and has sent to shareholders having them as an attachment of the Notice of Convocation of the General Meeting.

Resolutions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 136th Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at four yen (¥4) per share. (Please refer to the Proposal for Appropriation of Retained Earnings as set forth in "Reports for the 136th Fiscal Year.")

Proposition No.2: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed that an additional purpose was inserted so as to prepare for the diversification of the Company's business and be ready for future business developments.
Concurrently, pursuant to the implementation of the "Law Concerning the Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Corporations (*Kabushiki-Kaisha*) (Law No. 132 of 2003), we incorporated a new Article allowing the Company to repurchase treasury stock by a resolution of the Board of Directors. This new Article will enable the Company to implement adequate capital policy quickly to cope with the changing economic environment.
Moreover, in connection with the abolishment of the system of convertible debentures (*tenkan-shasai*) pursuant to the implementation of the "Law Concerning the Partial Amendments to the Commercial Code, etc." (Law No. 128 of 2001), and in light of the fact that all convertible debentures issued by the Company was redeemed, we deleted the Article concerning the time of conversion of convertible debentures.

Proposition No.3: Election of Thirteen Directors due to Expiry of the Terms of All of the Twelve Incumbent Directors

The following thirteen persons were elected and each of them assumed his duty.

Kenji Miyahara	Motoyuki Oka	Shigemi Hiranuma	Naoki Kuroda
Kosaburo Morinaka	Kenichi Nagasawa	Shuji Hirose	Noriaki Shimazaki
Nobuhide Nakaido	Tadahiko Mizukami	Susumu Kato	Hisahiko Arai
Nobuo Kitagawa			

Proposition No.4: Election of One Corporate Auditor

Mr. Hiroshi Maeda was elected and assumed his duty.
Please note that Mr. Hiroshi Maeda satisfies the conditions for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

It was resolved as originally proposed that we would issue new share acquisition rights not to exceed 184 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options to the Company's Directors, Executive Officers and employees in accordance with the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

Proposition No.6: Presentation of a Retirement Bonus to a Retiring Director

It was resolved as originally proposed that a certain retirement bonus should be presented to Mr. Hironori Kato who retired as a Director and that the amounts thereof should be determined within the range of appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company, and that the actual amounts, times and manners of presentation should be left to the discretion of the Board of Directors.

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After the Ordinary General Meeting of Shareholders, Representative Directors, and Chairman of the Board of Directors, and President and CEO were elected at the Board of Directors, and Full-Time Corporate Auditors and a Standing Corporate Auditor were elected from among Corporate Auditors at the Board of Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors, and Executive Officers as of June 22, 2004 are as follows.

1. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shigemi Hiranuma	Director	Naoki Kuroda	Director
Kosaburo Morinaka	Director	Kenichi Nagasawa	Director
Shuji Hirose	Director	Noriaki Shimazaki	Director
Nobuhide Nakaido	Director	Tadahiko Mizukami	Director
Susumu Kato	Director	Hisahiko Arai	Director
Nobuo Kitagawa	Director		
Takashi Nomura	Standing Corporate Auditor (Full-Time)	Masahiro Ishikawa	Corporate Auditor (Full-Time)
Hiroshi Maeda	Corporate Auditor*	Itsuo Sonobe	Corporate Auditor*
Koji Tajika	Corporate Auditor*		

Notes: 1. All Directors represent the Company.

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki- Kaisha*), are indicated by an asterisk (*).

2. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shigemi Hiranuma	Executive Vice President*
Naoki Kuroda	Executive Vice President*	Atsushi Nishijo	Executive Vice President
Kosaburo Morinaka	Executive Vice President*	Kenichi Nagasawa	Senior Managing Executive Officer*
Shuji Hirose	Senior Managing Executive Officer*	Yuji Tamura	Senior Managing Executive Officer
Kenzo Okubo	Senior Managing Executive Officer	Noriaki Shimazaki	Senior Managing Executive Officer*
Nobuhide Nakaido	Senior Managing Executive Officer*	Takaaki Shibata	Managing Executive Officer
Tadahiko Mizukami	Managing Executive Officer*	Shizuka Tamura	Managing Executive Officer
Katsuichi Kobayashi	Managing Executive Officer	Susumu Kato	Managing Executive Officer*
Michio Ogimura	Managing Executive Officer	Hisahiko Arai	Managing Executive Officer*
Yoshi Morimoto	Managing Executive Officer	Makoto Shibahara	Managing Executive Officer
Michihisa Shinagawa	Managing Executive Officer	Yoshihiko Shimazu	Executive Officer
Kenji Kajiwara	Executive Officer	Shingo Yoshii	Executive Officer
Shuichi Mori	Executive Officer	Kazuo Omori	Executive Officer
Kentaro Ishimoto	Executive Officer	Makoto Sato	Executive Officer
Shunichi Arai	Executive Officer	Toyosaku Hamada	Executive Officer
Nobuo Kitagawa	Executive Officer*	Tsuneo Naito	Executive Officer
Takahiro Moriyama	Executive Officer	Ichiro Miura	Executive Officer

Note: Directors are indicated by an asterisk (*).

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